SO 3/18/05

05038999

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2005 WASH, D.C. 202

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 43314 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Providence Capital, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

730 Fifth Avenue, Suite 1002
(No. and Street)

| New York | NY | 10019-4105 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Herbert A. Denton 212-888-3200
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frankel and Topche, P.C.
(Name – *if individual, state last, first, middle name*)

| 1700 Galloping Hill Road | Kenilworth | NJ | 07033 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18

## OATH OR AFFIRMATION

I, Herbert A. Denton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Providence Capital, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (cash flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital. (Schedule I)
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (Schedule III)
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Schedule III)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (Schedule II)
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Esther M. Done
Notary Public State of New York
Registration #01DO6023896
Qualified in New York County
Commission Expires May 3 2007

FRANKEL AND TOPCHE, P.C.

*CERTIFIED PUBLIC ACCOUNTANTS and BUSINESS CONSULTANTS*

1700 Galloping Hill Road
Kenilworth, NJ 07033

(908) 298-7700
Fax: (908) 298-7701
www.frankelandtopche.com

# Independent Auditors' Report

To the Stockholders of
Providence Capital, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Providence Capital, Inc. as of December 31, 2004, and the related statements of operations, changes in stockholders' deficiency, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Providence Capital, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Frankel and Topche, P.C.

February 7, 2005

Member of FTL International

Correspondent offices in London and Los Angeles

PROVIDENCE CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION - DECEMBER 31, 2004

ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 21,262 |
| Marketable securities owned, at market value | 98 |
| Receivables from brokers and dealers | 84,777 |
| Receivables from customer | 50,000 |
| Due from affiliate | 6,742 |
| Property and equipment, at cost, net | 10,604 |
| Other assets: | |
| Security deposit | 33,000 |
| Prepaid expenses and other assets | 16,647 |
| | $ 223,130 |

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

| | |
|---|---|
| Accounts payable and accrued expenses | $ 91,706 |
| Subordinated stockholder loans | 434,480 |
| Stockholders' deficiency: | |
| Common stock, $0.01 par value; authorized 1,000 shares; 450 shares issued; 116 shares outstanding | 5 |
| Additional paid-in capital | 2,751,898 |
| Accumulated deficit | (2,574,577) |
| Treasury stock, at cost, 334 shares | (480,382) |
| Total stockholders' deficiency | (303,056) |
| | $ 223,130 |

See notes to financial statements.

# PROVIDENCE CAPITAL, INC.

## STATEMENT OF OPERATIONS

## YEAR ENDED DECEMBER 31, 2004

| | |
|---|---|
| Revenues: | |
| Brokerage commissions | $ 488,374 |
| Fee income | 558,122 |
| Trading gains and losses, net | (38,988) |
| Interest and dividend income | 981 |
| Net change in unrealized appreciation in marketable securities | (12,136) |
| Other income | 7,247 |
| | 1,003,600 |
| Expenses: | |
| Employee compensation and benefits | 232,611 |
| Communication | 59,746 |
| Occupancy | 211,387 |
| Clearance fees | 182,144 |
| Depreciation | 2,450 |
| Interest | 38,323 |
| Other operating expenses | 491,799 |
| | 1,218,460 |
| Net loss | $ (214,860) |

See notes to financial statements.

PROVIDENCE CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY

YEAR ENDED DECEMBER 31, 2004

| | Common Stock | Additional Paid-in Capital | Accum. Deficit | Treasury Stock | Total |
|---|---|---|---|---|---|
| Balances at 1-1-2004 | $ 5 | $2,122,119 | $(2,359,717) | $(480,382) | $(717,975) |
| Contributions | | 629,779 | | | 629,779 |
| Net loss | | | (214,860) | | (214,860) |
| Balances at 12-31-2004 | $ 5 | $2,751,898 | $(2,574,577) | $(480,382) | $(303,056) |

See notes to financial statements.

# PROVIDENCE CAPITAL, INC.

## STATEMENT OF CASH FLOWS

### YEAR ENDED DECEMBER 31, 2004

| | |
|---|---|
| Cash flows from operating activities: | |
| Net loss | $(214,860) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Depreciation | 2,450 |
| Accrued interest on subordinated stockholder loans | 38,323 |
| Securities owned, net | 25,052 |
| Receivables from brokers and dealers | 16,843 |
| Receivables from customers | 61,399 |
| Prepaid expenses and other assets | (13,956) |
| Accounts payable and accrued expenses | (129,757) |
| Net cash used in operating activities | (214,506) |
| Cash flows from investing activities: | |
| Purchase of property and equipment | (1,524) |
| Advances to affiliate | (6,742) |
| Net cash used in investing activities | (8,266) |
| Cash flows from financing activities: | |
| Stockholder loans: | |
| Advances from stockholder | 82,317 |
| Repayments to stockholder | (73,723) |
| Net cash provided by financing activities | 8,594 |
| Net decrease in cash | (214,178) |
| Cash and cash equivalents - January 1, 2004 | 235,440 |
| Cash and cash equivalents - December 31, 2004 | $ 21,262 |
| Non-cash financing activities: | |
| Marketable securities transferred to stockholder as repayment of stockholder loan | $ 30,863 |
| Subordinated stockholder loan was converted to additional paid-in capital | $ 629,779 |

See notes to financial statements.

PROVIDENCE CAPITAL, INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2004

| | |
|---|---|
| Balance at January 1, 2004 | $1,025,936 |
| Additions: | |
| Accrued interest on loans from stockholder | 38,323 |
| Subtractions: | |
| Expired loan and accrued interest converted to additional paid-in capital | (629,779) |
| Balance at December 31, 2004 | $ 434,480 |

See notes to financial statements.

PROVIDENCE CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

1. Nature of Business:

Providence Capital, Inc. (the "Company") provides investment banking services to customers located throughout the United States and is a registered broker/dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

2. Summary of significant accounting policies:

Cash and cash equivalents:

Cash and cash equivalents include money market funds. The Company defines cash equivalents as highly liquid investments with a maturity of three months or less.

From time to time, the Company has cash balances in excess of the FDIC insured amount of $100,000.

Investment valuation:

Investments in securities of publicly held companies are stated at the last reported sales price on the day of valuation or the last quoted bid price for securities for which no sale was reported on that date.

Use of estimates:

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable:

The Company carries its accounts receivable at cost. On a periodic basis, management evaluates its accounts receivable and determines whether to provide an allowance or if any accounts should be written off based on a past history of write-offs and collections and current credit conditions. The Company does not charge finance charges on past due receivables.

A receivable is considered past due if the Company has not received payments based on agreed-upon terms. At that time, management will consider turning the account over for collection.

The Company generally does not require any security or collateral to support its receivables.

2. Summary of significant accounting policies (continued):

Property and equipment:

Property and equipment, carried at cost, are depreciated using a straight-line method over their estimated useful lives.

Income taxes:

The Company, with the consent of its stockholders, has elected to be an "S" corporation under the Internal Revenue Code and the statutes of the State of New York. Instead of paying corporate income taxes, the stockholders of an "S" corporation are taxed individually on their proportionate shares of the company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements. Local income taxes are provided based on statutory rates.

Revenues:

Brokerage commissions represent commissions paid to the Company by three brokers who clear transactions and carry all of the accounts on behalf of the Company's customers.

Three customers accounted for approximately 55% of total revenues.

3. Marketable securities owned:

Investments in marketable securities represent nominal interests in various common stocks in publicly traded companies.

| Securities owned at December 31, 2004: | Shares | Value |
|---|---|---|
| Common Stock (100.0%) | | |
| Adaptive Broadband Corp. (98.98%) | 8,100 | $ 97 |
| Delta Omega Technologies, Ltd. (1.02%) | 10,000 | 1 |
| Durango Apparel Inc. (0.00%) | 2,000 | 0 |
| Total common stocks (cost $103,063) | | $ 98 |

4. Property and equipment:

Property and equipment consists of the following at December 31, 2004:

| | |
|---|---|
| Office equipment | $ 16,816 |
| Furniture | 36,023 |
| | 52,839 |
| Less accumulated depreciation | 42,235 |
| | $ 10,604 |

5. Subordinated stockholder loans:

Subordinated stockholder loans consist of the following at December 31, 2004:

| | |
|---|---|
| 7%, interest and principal due at maturity on December 31, 2007 | $ 402,801 |
| Accrued interest at December 31, 2004 | 31,679 |
| | $ 434,480 |

The loan was approved by the National Association of Securities Dealers (NASD) as qualifying for net capital. Since the Company is not able to repay the loan, the loan will continue as qualifying for net capital.

6. Related party transactions:

Due from affiliate represents short term non-interest bearing loans to a company affiliated through common ownership. Total outstanding advances at December 31, 2004 were $6,742.

Due to stockholder represented short term non-interest bearing loans from the majority stockholder. There was no balance outstanding at December 31, 2004.

7. Commitments and contingency:

Lease:

The Company subleases office space from a third party under an operating lease which expires in April 2005. Rent expense under this lease aggregated $127,355, net of rental income of $30,626 for the year ended December 31, 2004. The Company subleased a portion of its office space to a third party on a month-to-month basis. This sublease terminated in April 2004.

The total minimum rental commitments under this lease are $30,273 for the year ending December 31, 2005.

Investment partnership:

The Company and its majority stockholder were involved in promoting and managing an investment partnership. An underwriter was contracted by the management of the investment partnership to raise investment capital. Approximately $2,000,000 was initially raised from investors and spent on organization and underwriting expenses. The underwriter subsequently filed for bankruptcy and the investment partnership has ceased operations. During 2004, the Company incurred $107,422 in costs relating to the preservation of the Company's reputation. As of the date of this report, the Company's management is not aware of any pending or threatened litigation regarding this matter and the Company has not obtained releases from the investors.

8. Net Capital requirement:

As a registered broker-dealer and member of the NASD, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital rule 15c3-1 which requires that the Company maintain a minimum net capital and requires that the ratio of the Company's aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $14,416 which was $8,302 in excess of its required net capital of $6,114. The Company's ratio of aggregate indebtedness to net capital was 6.36 to 1.

9. Retirement plan:

The Company maintains a 401(k) plan. The plan allows for matching and discretionary profit sharing contributions after 6 months of employment. The Company made no contributions in 2004.

PROVIDENCE CAPITAL, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO THE UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2004

| | |
|---|---|
| Total stockholders' deficiency and subordinated loans | $ 131,424 |
| Deductions: | |
| Non-allowable assets: | |
| Accounts receivable from customer | 50,000 |
| Due from affiliate | 6,742 |
| Property and equipment, at cost, net | 10,604 |
| Security deposit | 33,000 |
| Prepaid expenses and other assets | 16,647 |
| Total deductions | 116,993 |
| Net capital before haircuts on securities positions | 14,431 |
| Haircuts on securities positions | 15 |
| Net capital | $ 14,416 |
| Aggregate indebtedness | $ 91,706 |
| Minimum net capital required | $ 6,114 |
| Excess net capital | $ 8,302 |
| Ratio: Aggregate indebtedness to net capital | 6.36 to 1 |

PROVIDENCE CAPITAL, INC.

SCHEDULE II - RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING

DECEMBER 31, 2004

| | |
|---|---|
| Net capital, Part III, Schedule I | $ 14,416 |
| Net audit adjustments | 29 |
| Allowable asset erroneously reported as non-allowable (cash) on Part IIA | (400) |
| Change in haircuts on securities positions | (312) |
| Rounding | 1 |
| Net capital, as reported in the Company's Part IIA (unaudited) FOCUS Report | $ 13,734 |

PROVIDENCE CAPITAL, INC.

SCHEDULE III - EXEMPTION FROM RULE 15c3-3

DECEMBER 31, 2004

Providence Capital is exempt from Rule 15c3-3 since all customer transactions are cleared through another broker/dealer on a fully disclosed basis. Providence Capital uses the following firms to clear its transactions for its customers:

1. Jefferies & Company, Inc.
2. Capital Institutional Services
3. Pershing LLC

FRANKEL AND TOPCHE, P.C.

*CERTIFIED PUBLIC ACCOUNTANTS and BUSINESS CONSULTANTS*

1700 Galloping Hill Road
Kenilworth, NJ 07033

(908) 298-7700
Fax: (908) 298-7701
www.frankelandtopche.com


To the Stockholders of
Providence Capital, Inc.
New York, New York

In planning and performing our audit of the financial statements of Providence Capital, Inc. ("the Company") for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures, including tests of such practices and procedures followed by the Company, that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Frenkel and Topke, P.C.

February 7, 2005